

Mail Stop 7010

July 24, 2006

Via U.S. mail and facsimile

Mr. Richard D. Falcone
President and Chief Executive Officer
Tasker Products Corp.
39 Old Ridgebury Road
Danbury, Connecticut 06810

> **Re:** **Tasker Capital Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 11, 2006**
> **File No. 333-133549**
>
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-32019**

Dear Mr. Falcone:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We read your response to comment 10 of our letter dated May 24, 2006. Please provide us with a detailed calculation of your net tangible assets as of December 31, 2005.

2. In response to comment 5 of our letter dated May 24, 2006, it is unclear to us why you have omitted a balance sheet for pHarlo Group as of December 31, 2003. Based on the significance of this acquisition, it would appear that a

> balance sheet as of December 31, 2003 should be included. Please tell us your basis for not including a balance sheet as of this date or amend your Form S-1 to include the December 31, 2003 pHarlo Group balance sheet.

3.   We have reviewed your response to comment 6 of our letter dated May 24, 2006. Your disclosures in Note 12 do not meet the requirements of Article 11 of Regulation S-X.   It is unclear to us how you determined that the July 2005 acquisition would only impact net loss by 1% and thus, would not be relevant to users from a materiality perspective. Further, it is unclear why the preparation of a pro forma statement of operations would be cost prohibitive. We note that you have available pHarlo Group's statement of operations for the six months ended June 30, 2005. In addition, we note that you include pHarlo Group's operations in your statement of operations subsequent to its acquisition in July 2005. Therefore, we repeat our comment to include a pro forma statement of operations for the year ended December 31, 2005 and the quarter ended March 31, 2006, as if the acquisition occurred on January 1, 2005.

Prospectus Summary, page 1

The Offering, page 2

4.   Please reconcile the disclosure in the third and fourth sentences of footnote (2).

Risk Factors, page 4

Unless we obtain new financing and/or generate revenue…, page 4

5.   The statement that the timeframe for the possible liquidity impairment is "the next one hundred twenty days" is too general. Please provide a date certain.

Intense competition could harm our financial performance…, page 7

6.   The disclosure in this risk factor is too lengthy and appears to have been copied from disclosure elsewhere in your prospectus that elaborates on the background and subject matter of the stated risks but that was not drafted for the purpose of highlighting the stated risks. Please revise so that the risks are clearly disclosed with only enough other information included to place the risk in context. Please also comply with this comment under the risk factor subheading "Our ability to reach some of the markets currently set forth in our business plan…" on page 6.

7.   Please remove mitigating language from this risk factor. In this regard, we note the disclosure in the last sentence of each of the first and second paragraphs and in the second, fifth, sixth, and seventh sentences of the third paragraph.

If we are unable to comply with the terms of registration rights agreements, page 10

8. We note the disclosure in the last sentence of the third paragraph that you do not believe you will be liable for liquidated damages. Please disclose the amount of liquidated damages for which you could be liable.

If our common stock becomes subject to the SEC's penny stock rules..., page 11

9. We note the disclosure in the first sentence of the first paragraph regarding the $5,000,000 net tangible asset requirement. Please reconcile with the statement in your response to comment 10 of our letter dated May 24, 2006, in which you state that you are only subject to the $2,000,000 net tangible asset requirement.

Management's Discussion and Analysis…, page 14

Critical Accounting Policies and Significant Judgments and Estimates, page 15

Derivative Instruments, page 15

10. Please update the disclosure in the last paragraph of this section as of the most recent practicable date.

Critical Accounting Policies, Goodwill and Intangible Assets, page 18

11. We have reviewed your response to comment 24 of our letter dated May 24, 2006. The basis for your determination that your goodwill is not impaired remains unclear. Please clarify how you determined your revenue, gross margin, and cash flow growth rates in light of the following disclosures in your registration statement:

- On page 1, you disclose that you expect to continue to incur losses in the short term.

- You disclose on page 4 that you are rapidly depleting your cash resources and your ability to continue to operate and grow your business is dependent upon obtaining new financing and/or generating revenue growth from operations and your liquidity position will become significantly impaired if you are unable to arrange new financing and/or generate sufficient revenue growth over the next one hundred twenty days.

- On page 22, you disclose that you are still in the process of securing regulatory approvals for certain applications.

- Revenue for the three months ended March 31, 2006 was $220,636.

Please advise. In addition, in light of the above, please provide to us a copy of your business plan that details how you will grow your business and support your revenue, gross margin, and cash flow growth over the next five years, as well detailed information to support the assumptions used in your valuation. Please also provide us with a copy of your goodwill impairment test in 2005 and 2006, if applicable. To the extent that you have obtained a valuation from an independent valuation firm, please also provide us with a copy of the firm's report.

12. We note that your stock price has been declining through 2006. We also note your disclosure on page F-37 that you entered into a Securities Purchase Agreement in January 2006 in which you sold one share of common stock and a warrant to purchase one share of common stock at an exercise price of $1.00 per share for $0.70 per unit. Accordingly, please:

- Reconcile your estimate of your fair value to your market capitalization, which we note has been less than your estimate of fair value, has been less than your actual book value for a portion of 2006, and continues to decline. In this regard, it does not appear appropriate to compare your market capitalization on a fully diluted basis with your equity based on the actual number of shares outstanding.

- Reconcile your estimate of your fair value to the price at which you issued common stock and warrants in your January 2006 private placement. The $0.70 price per unit suggests that your common stock was valued at an amount less than $0.70, which would result in a fair value that is less than your book value.

- Tell us how your actual 2006 results thus far compare to your projections of your 2006 results used in your goodwill impairment test. To the extent that your actual results are less than your projections, please tell us the impact of these actual results in any revised projections on your goodwill impairment tests in 2006.

13. We note in your response to comment 24 of our letter dated May 24, 2006 that you do not separately track the operating results of each product application in your system or report these amounts. Disclose this fact in your footnotes to the financial statements. Refer to paragraph 37 of SFAS No. 131.

Critical Accounting Policies, Goodwill and Intangible Assets, page 19

14. We note the additional disclosures in response to comment 25 of our letter dated May 24, 2006. Please disclose, in detail, the basis for the main assumptions

used in your discounted cash flow model to determine the fair value of the utility patents.

Results of Operations, Three months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005, page 22

15. We note in your response to comment 74 of our letter dated May 24, 2006 that you will revise your settlement amount to $249,000 instead of the $320,000 that was originally disclosed. We also note your disclosure that your general and administrative expenses increased $658,000 for the three months ended March 31, 2006. Please revise your discussion of general and administrative expenses to disclose and quantify the reasons for the remaining $287,000 increase in your general and administrative expenses for the three months ended March 31, 2006.

16. We note you disclose on page 23 that your compensation expense increased $416,000 during the three months ended March 31, 2006, primarily due to an increase in severance costs. However, in Note 13 on page F-60, you disclose that you recorded $224,000 during the first quarter of 2006 for severance costs. Please expand your discussion of compensation expense to explain and quantify the reasons for the remaining increase in your compensation expense.

17. We note that on page 22, your Selling, General and Administrative costs for the three months ended March 31, 2006 increased by approximately $1.2 million from $2.9 million to $4.1 million. However, based on your disclosures for sales and marketing expenses, compensation expense, professional fees, general and administrative expenses, and share-based payments, your total selling, general and administrative expenses increased by $1.72 million. Please disclose the nature of this offsetting amount of approximately $0.5 million.

Liquidity and Capital Resources, page 24

Overview, page 24

18. We note the disclosure in the fifth sentence of the first paragraph that you could incur monthly liquidated damages if you fail to maintain the effectiveness of the registration statements related to your April 2004 and July 2004 financings. We also note your disclosure in the last sentence of the second paragraph of the risk factor "If we are unable to comply with the terms of registration…" on page 10. Please reconcile and clearly state whether you owe the liquidated damages as a result of the information not being current.

19.   It appears that you are required to pay liquidated damages in shares of common stock and warrants. In this regard, we note the disclosure in the last sentence of the first paragraph on page F-36. Please discuss this fact and how it will impact stockholders. Please also add risk factor disclosure.

20.   We note the disclosure in the third paragraph. Please disclose in greater detail the reasons why your liquidity position may become significantly impaired.

Financing Activities, page 27

21.   We read your response to comment 27 of our letter dated May 24, 2006. Please identify the provisions of the Sarbanes-Oxley Act of 2002 with which you were not in compliance.

Business, page 29

22.   We read your responses to comments 1 and 30 of our letter dated May 24, 2006 and reissue these comments with respect to the terms "bacteriostatic properties;" "alkaline content;" "shelf life extension;" and "chill process." In this regard, we note that these terms are not defined where they are first used. For example, the term "chill process" is defined in the second full paragraph on page 31, but it is first used in the third full paragraph on page 7.

Unifresh Pen Spry, page 30

23.   We note the disclosure in the last sentence of the second paragraph. Please disclose whether any government approvals are required for this product.

Seafood Processing Products, page 31

24.   We note the statement in the first sentence of the first paragraph "subject to the receipt of any necessary regulatory approvals." Please disclose whether you are required to obtain any regulatory approvals and, if so, describe these approvals. Please also comply with this comment with respect to the second sentence of the third paragraph under the heading "Government Approvals and Regulations" on page 32.

Government Approvals and Regulations, page 32

25.   We read your response to comment 40 of our letter dated May 24, 2006 and we reissue this comment, as the disclosure in the "Product Development" section is not responsive to our comment.

26.   We note the disclosure in the last sentence of the first paragraph. Please provide us with copies of the FDA letters.

Legal Proceedings, page 38

27.   We read your response to comment 45 of our letter dated May 24, 2006. Please provide us with a copy of the letter from Provco Ventures.

Selling Stockholders, page 52

28.   We note the statement in the last sentence of the third paragraph that any selling stockholder identified as a broker-dealer "may be deemed to be" an underwriter. Please revise to state that each selling stockholder that is a broker-dealer "is" an underwriter.

Plan of Distribution, page 56

29.   Please identify each selling stockholder that is an underwriter.

2. Significant Accounting Policies, Derivative Instruments, page F-14

30.   We have reviewed your response to comment 60 of our letter dated May 24, 2006. Please revise your disclosures to clarify that you currently apply View C of EITF 05-4 and the effect of its application on your December 2004, September 2005, and January 2006 registration rights agreements. Further, please tell us whether there is a registration rights agreement associated with your November 2002 private placement. If so, please also disclose how you account for this agreement.

2. Significant Accounting Policies, Intangible Assets Related to Businesses Acquired, page F-16

31.   We note your response to comment 59 of our letter dated May 24, 2006 that your acquired identifiable intangible assets consisted of utility patent applications only. However, we note your disclosure that your identifiable intangible assets consist primarily of utility patent applications. Please advise or revise.

12. Acquisition of Pharlo Assets, page F-27

32.   You have referred to the subsection entitled "Goodwill and Intangible Assets" on page 16 in response to comment 63 of our letter dated May 24, 2006. It is unclear how you addressed this comment in your filing. Therefore, we repeat

our comment to disclose the factors that contributed to a purchase price that results in recognition of goodwill. Refer to paragraph 51.b of SFAS No. 141.

33. We have reviewed your response to comment 62 of our letter dated May 24, 2006 regarding your valuation of the shares issued in conjunction with your acquisition of the pHarlo Group based on the average closing market price for the seven days period following the announcement of the completed acquisition. It remains unclear to us how the use of the market prices for the period following the announcement is in accordance with GAAP and gives the most accurate value of the per share price. In particular, EITF 99-12 clarifies paragraph 74 of APB Opinion No. 16 in specifically stating in paragraph 4 that:

> "…the value of the acquirer's marketable equity securities issued to effect a purchase business combination should be [emphasis added] determined, pursuant to the guidance in paragraph 74 of Opinion 16, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced…Task Force members observed that the reasonable period of time referred to in paragraph 74 of Opinion 16 is intended to be very short, such as a few days before and after the acquisition is agreed to and announced."

Please explain accordingly.

Restructuring Charges

34. We have reviewed your disclosures on page 17, Note 18 on page F-34, and Note 13 on page F-60 in response to comment 64 of our letter dated May 24, 2006. It is unclear how you responded fully to our comment, specifically, providing the total expected costs to be incurred related to these activities, the cumulative amount of costs recognized thus far, the expected date of completion of these restructuring activities, and the reasonably likely material effects on future earnings and cash flows resulting from the restructuring plans discussed, including quantification of these effects and when these effects are expected to be realized. Therefore, we repeat our comment.

Part II – Information Not Required In Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

35. We read you response to comment 67 of our letter dated May 24, 2006. Please provide us with your detailed analysis regarding the availability of these stated

exemptions, including a detailed description of the facts and the material terms of the options. For example, what is the exercise price of the options?

Item 16. Exhibits and Financial Statement Schedules, page II-3

36.   Please file your 2006 Stock Plan as an exhibit to your registration statement.

Item 17. Undertakings, page II-9

37.   We note the undertakings set forth in paragraph (4). It does not appear that you have omitted any information from your prospectus in reliance on Rule 430B of Regulation C. Please revise accordingly.

Form 10-KSB for the fiscal year ended December 31, 2005

Consolidated Statements of Operations, page 40

38.   We note that you have revised your Inception column in your consolidated statements of operations on page F-5 of your registration statement in response to comment 58 of our letter dated May 24, 2006. We also note that your revisions would be considered a correction of an error in your previously issued financial statements as defined by paragraph 2(h) of SFAS No. 154. Amend your Form 10-KSB for the year ended December 31, 2005 to revise the Inception column in the statement of operations. We remind you that when you file your restated Form 10-K you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion,

- full compliance with SFAS 154, paragraphs 25 and 26,

- updated Item 9A. disclosures should include the following:

  o   a discussion of the restatement and the facts and circumstances surrounding it,

  o   changes to internal controls over financial reporting, and

  o   anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

  Refer to Items 307 and 308(c) of Regulation S-B.

- updated certifications.

In addition, file an Item 4.02 Form 8-K to alert your investors of the non-reliance on your previously issued financial statements.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3767 with any questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief